June 5, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2007
File No. 1-32970

Ladies and Gentlemen:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated May 13, 2008 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the fiscal year ended September 30, 2007. For the Staff’s convenience, we have set forth the text of the comment contained in the Comment Letter followed by our response.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1.	We note your response to prior comment one, and appreciate the additional information you have provided. After reviewing the supplemental quarterly (“Worldwide Consumer Goods”) and monthly (“Net Sales, Gross Profit, Pretax Before Interest”) financial information provided, it appears to us that the “components” within your Consumer Packaged Goods reporting segment may be considered operating segments as defined in paragraph 10 of SFAS 131. As you have indicated in your response, paragraph 10 of SFAS 131 defines an operating segment as a component of an entity: that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and for which discrete financial information is available.

We note that the components within your Consumer Packaged Goods segment engage in business activities from which they earn revenues and incur expenses and have discrete financial information. We also note the financial analysis reviews results from both a current period against prior period and current period against forecasted results for the period which is provided to the CODM, at the component level, to indicate that the CODM regularly reviews the Company on a component level to allocate resources and assess performance. As this financial information at the component level is provided to the CODM on a regular basis, we assume it is used to allocate resources and assess performance.

Mr. John Cash

June 5, 2008

The information you have provided, appears to present detailed analysis sufficient to render the information discrete for purposes of operational analysis. We ask that you please carefully reconsider your views regarding how you use internal operating information in relation to the definition of an operating segment and address our views above.

RESPONSE: As requested by the Staff, the Company has reconsidered its views regarding how we use internal operating information in relation to the definition of an operating segment. For the reasons discussed below, we continue to strongly believe that our Consumer Packaged Goods business is one “operating segment” in accordance with Paragraph 10 of SFAS 131.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

The following is a discussion of each of these subparagraphs of Paragraph 10 of SFAS 131 along with Paragraphs 3 and 4 of SFAS 131.

Paragraph 10a of SFAS 131

Regarding Paragraph 10a of SFAS 131, the Company acknowledges that the “components” referred to by the staff do generate revenue and incur expenses. However, these “components” are either groups of brands or geographic markets that are part of a segment that we operate as a single Consumer Packaged Goods business. These “components”:

-	all sell consumer products (approximately 94% of fiscal 2007 segment sales related to beauty care products with the remainder being food and household products),

-	all utilize common manufacturing facilities around the world or are sourced through a common co-packer process (e.g., our manufacturing facility in Melrose Park, Illinois manufactures hair care and skin care products that would be included in most of the “components” of Consumer Packaged Goods),

-	all use the same distribution networks within the various global markets,

-	all have the same trade customers including mass merchandisers, grocery stores, drug stores, club stores, dollar stores, etc. (e.g., customers place orders for

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June 5, 2008

multiple products crossing over many “components” and customers are sent one invoice for each shipment which includes products that cross over many “components”),

-	all utilize the same sales forces within the various global markets (e.g., in the U.S., we have one sales team that handles all products with Wal-Mart, one sales team that handles all products with Kroger, etc.),

-	all utilize the same advertising and marketing strategies, with level and mix of advertising and marketing tailored for each particular brand based on brand positioning, local market, etc.,

-	all utilize the same administrative support groups within the various global markets,

-	all share a common balance sheet in which only finished goods inventories are separately identifiable for most “components”,

-	all are impacted similarly by changes in economic conditions (i.e., one “component” is not more or less impacted by an economic downturn as compared to other “components”), and

-	all are subject to similar regulatory environments with only minor differences solely based on geographic market.

Paragraph 10b of SFAS 131

Regarding Paragraph 10b of SFAS 131, assessment of performance for compensation purposes is not performed at the “component” level. On an annual basis, the Compensation and Leadership Development Committee of the Board of Directors (“CLD Committee”) assesses the performance of the CODM as part of its review of his total compensation package, including annual salary, annual bonus, long-term incentive compensation (stock options, restricted stock and long-term performance units) and retirement compensation. The CLD Committee performed this assessment in October, 2007 for fiscal year 2007. As part of this assessment, the CLD Committee evaluated the CODM’s accomplishment of his fiscal year 2007 individual non-financial objectives along with the sales growth and operating earnings growth of the total Company. The CODM had four non-financial performance objectives for fiscal year 2007 including successfully implementing structural changes and overhead reductions associated with the spin-off of Sally Beauty, developing a three-year strategic plan for the total Company, continuing to build a winning organization and maintaining continuity with the financial community as the new CEO of the Company. All of these non-financial objectives related to the Company as a whole and were not focused on the “component” level. While its evaluation of these individual objectives were not a factor in determining the CODM’s fiscal year 2007 annual bonus (which was entirely formula determined based on sales and operating earnings targets – see discussion below), the CLD Committee did utilize this assessment, along with other factors, as part of its review of the CODM’s total compensation package to determine any changes to make to that package for fiscal year 2008. The other factors considered in the CODM’s total compensation review, in addition to his individual performance, were his duties and responsibilities as the CEO, the financial performance of the total Company, studies of

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June 5, 2008

positions at peer companies and market pressures to attract and retain talent. As part of its assessment of his performance and review of the CODM’s total compensation, the CLD Committee did not utilize any of the supplemental quarterly financial information provided to the Staff and did not, in any manner, assess the financial performance of any “component” of Consumer Packaged Goods in this review. The CLD Committee’s assessment of the CODM’s performance and determination of his total compensation package was based entirely on his individual performance and the financial performance of the total Company. This assessment of the CODM’s performance and total compensation review is an important factor that demonstrates that the business is managed and assessed consistently with the Company’s determination of operating segments.

The fiscal year 2007 annual bonus for the CODM, the CFO and the three other named executive officers of the Company was based entirely on financial performance versus targets for sales and operating earnings for the entire Company and no portion was determined based on individual non-financial objectives. No portion of any named executive officer’s fiscal year 2007 annual bonus was based on performance for a “component” of Consumer Packaged Goods. The performance of other executives who report directly to the CODM was also assessed on financial performance versus targets that were based on sales and operating earnings performance for the entire Company along with a small portion based on individual non-financial objectives related to his/her area of responsibility. No portion of the fiscal year 2007 annual bonus for any other executive reporting directly to the CODM was based on performance for a “component” of Consumer Packaged Goods.

While other executives or managers may have had the sales performance portion of their fiscal year 2007 bonus determined partially based on sales for their area of responsibility (e.g., a brand manager for TRESemmé in the U.S. had a part of the sales portion of his/her bonus determined based on sales results for TRESemmé in the U.S.), the operating earnings portion of each participant’s bonus was based solely on the operating earnings of the entire Company. This is due to the fact that a lower level manager that has some responsibility for a “component” can directly impact sales for that “component” and should be held accountable for meeting sales targets while they do not have as direct an impact on operating earnings as these are managed at the Company’s operating segment level. These other executives or managers are each at least two levels below the CODM with the vast majority of them being three or four levels below the CODM. This is consistent with the Company’s position that Consumer Packaged Goods is a single, global operating segment.

The Company also has a long-term incentive program, the Shareholder Value Incentive Plan (“SVIP”). Key executives of the Company participate in the SVIP and are granted performance units based on financial targets for a specific performance period. The performance period is generally three years and there are normally three performance periods in process at any point in time. All performance units which were outstanding at the time of the spin-off of Sally Beauty in the first quarter of fiscal year 2007 were accelerated. After the spin-off of Sally Beauty, two new performance unit grants were made to each participating executive – one grant covering the two-year period of October 1, 2006 to September 30, 2008 and one grant covering the three-year

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June 5, 2008

performance period of October 1, 2006 to September 30, 2009. Financial performance targets were established for both the two-year and three-year periods and were split equally between two financial measures based on the total Company: cumulative operating earnings and return on invested capital. The fact that the SVIP, which is an important part of total compensation for approximately 40 executives, is based entirely on performance of the total Company is an important factor that demonstrates that the business is managed and assessed consistently with the Company’s determination of operating segments.

As documented in our previous response, the Company acknowledges that the CODM regularly receives some limited financial information at the “component” level. It should be noted that the vast majority of the financial information provided to the CODM is consistent with our segment determination. For example, in the quarterly financial information provided to the Staff, the “Worldwide Consumer Goods” supplemental component information referred to in the Staff’s comments comprises only 4 pages out of the 33 pages of quarterly financial information and only provides information about net sales and pre-tax earnings.

Paragraph 10b of SFAS 131 indicates that an operating segment is a component “whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” The CODM does not review this information to make decisions about resources to be allocated to the separate “components” or to assess the performance of the separate “components”. While the CODM may review some limited supplemental financial information for a “component”, the CODM makes decisions to allocate resources between Consumer Packaged Goods and Cederroth, not between “components” within the Consumer Packaged Goods business. In addition, the CODM and the Board of Directors assess performance for the entire Company and at the Consumer Packaged Goods and Cederroth level and do not make any such assessment at the “component” level.

As discussed in previous responses, the CODM makes decisions to allocate resources at the level that the Company has identified as “operating segments”: Consumer Packaged Goods and Cederroth. During the budget process prior to the start of a fiscal year and the forecast process during a fiscal year, the CODM approves budgets and makes spending decisions for the Company as a whole and determines how to allocate resources between Consumer Packaged Goods and Cederroth as part of those processes. This entails the CODM approving a certain level of budgeted growth in sales and operating earnings for the Company and how that budgeted growth is allocated between Consumer Packaged Goods and Cederroth. After these decisions are made by the CODM, certain lower level executives prepare and/or approve the detailed budgets and forecasts for the various “components” within Consumer Packaged Goods and decide how to allocate resources within that business (e.g., launching new products, allocation of advertising spend by brand and geographic market, etc.). As part of the annual budget process, a budget review meeting for the Consumer Packaged Goods business is held that is attended by the CODM, all his direct reports and dozens of other executives and managers. In this review meeting, executives make presentations that provide a very high level summary of the initiatives that are planned for the next fiscal

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June 5, 2008

year for specific brands and geographic markets. These presentations give the CODM and other corporate executives an understanding of what is planned for the upcoming year and what the risks and opportunities are for the business as part of the CODM approving the budget for the total Consumer Packaged Goods business.

During the year as part of the forecasting process, the CODM may decide to spend more or less in a given quarter versus what was planned in the budget. The CODM decides how to allocate that change in resources between Consumer Packaged Goods and Cederroth. To the extent any change is allocated to Consumer Packaged Goods, two executives under the CODM jointly decide how to allocate those resource changes within Consumer Packaged Goods (e.g., which brands, which geographic markets, what type of spending, etc.). Neither of these executives is responsible for a single “component” of Consumer Packaged Goods. Each has cross-functional responsibilities for the entire Consumer Packaged Goods segment. One executive has responsibility for the commercial management of international markets (sales, local marketing, trade customer relations, etc.) with regional general managers reporting to him as well as responsibility for the sales function in the United States. The other executive has responsibility for strategic planning, U.S. marketing and an international marketing group that provides support for local marketing teams in the various global regions. These two executives work closely together and make joint decisions on how to allocate resources within the Consumer Packaged Goods segment.

Paragraph 10c of SFAS 131

Regarding Paragraph 10c of SFAS 131, the Staff comment states that “the information you have provided, appears to present detailed analysis sufficient to render the information discrete for purposes of operational analysis.” As noted above, the financial information presented at the “component” level within Consumer Packaged Goods was a small portion of the information provided. In addition, no “analysis” is provided in the monthly financial information and almost all “analysis” performed in the quarterly financial information is done at the Company’s designated “segment” level.

It should also be noted that the pre-tax earnings shown for “components” on both the quarterly “Worldwide Consumer Goods” page and the monthly “Net Sales, Gross Profit, Pretax Before Interest” page noted by the Staff do not represent GAAP earnings for those “components”. While net sales and advertising and marketing expenses are identified and recorded at the “component” level, most other expenses are not identified for specific “components” and are allocated to the “components” in some manner. These other expenses include items such as freight, selling expense and administrative overhead. While the Company takes great effort to ensure that these expenses are identified and recorded in the proper operating segment, we do not ensure that these expenses are allocated to the “components” in a manner that would be considered GAAP. For example, many of these expenses are allocated to “components” based on budgeted sales for the fiscal year without regard to which “components” the expenses actually relate. The pre-tax measures for these “components” are not meant to represent the true GAAP earnings of a “component”. As a result, this information is not discrete financial information that would be meaningful to the users of the financial statements. In addition, as discussed above, annual incentive bonuses are partially based on

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June 5, 2008

earnings performance and that performance is assessed for all participants (CODM, other executives and lower levels of management) for the total Company and not individual “components”. This fact provides further evidence that the Company does not consider earnings information for “components” to be meaningful and discrete financial information.

The Company’s disclosures made in quarterly earnings press releases, quarterly analyst earnings conference calls and other investor relations presentations are consistent with the Company’s segment determination. Discrete sales and operating earnings information is disclosed only for the two operating segments: Consumer Packaged Goods and Cederroth. Within the Consumer Packaged Goods business, no discrete financial information is provided for any “component”. Operating or pre-tax earnings are never discussed externally at any level below the segment level of Consumer Packaged Goods. The only sales information that is externally discussed within the Consumer Packaged Goods business would be for our four “global” brands (TRESemmé, VO5, Nexxus and St. Ives) and any information, when provided, is only directional. For example, on our quarterly earnings conference call, we may state that “TRESemmé sales were up double digits” or that “VO5 sales were flat.”

These discussions with analysts and investors are consistent with how the Company discusses sales growth for the Consumer Packaged Goods segment within MD&A in its Form 10-K and Form 10-Qs. In MD&A, the Company provides details to inform the reader which brands generated the sales growth for the period. For example, for the year ended September 30, 2007, the Company said:

Sales of Consumer Packaged Goods in fiscal year 2007 increased 8.6% to $1.32 billion from $1.22 billion in 2006. The 2007 sales increase was principally due to higher sales of TRESemmé shampoos, conditioners and styling products (7.2%), primarily in the U.S and Latin America, and the effect of foreign exchange rates (1.9%). In addition, sales increased for Nexxus products (1.4%) due to continued strong performance in retail channels following its launch in January, 2006. These increases were partially offset by lower sales of Alberto VO5 shampoos and conditioners (1.4%).

Paragraph 4 of SFAS 131

The Company believes its determination that it has two operating segments, Consumer Packaged Goods and Cederroth, is consistent with guidance provided by Paragraph 4 of SFAS 131, which describes the “management approach” that is the overall basis for SFAS 131. This paragraph states “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.” The Company believes that its operating segments, Consumer Packaged Goods and Cederroth, are identical to “the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” In addition, three financial disclosures made for our operating segments in the Form 10-K (identifiable assets, capital expenditures and depreciation and

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June 5, 2008

amortization) are not currently tracked at any level below our current operating segments. If we had to provide this information at the proposed “component” level, we would prepare it at this level only for purposes of this required footnote disclosure. We believe any such disclosure would not be meaningful to the financial statement users as it would include numerous allocations and assumptions and is not information that we use to manage the business.

Paragraph 3 of SFAS 131

The overall of objective of segment disclosures, as described in Paragraph 3 of SFAS 131, is to provide users of financial statements with useful “information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates.” The Company believes its determination that Consumer Packaged Goods is a single, global operating segment, is consistent with the objective described by Paragraph 3 of SFAS 131, as Consumer Packaged Goods conducts a single business activity in a global economic environment—the development, manufacturing, distribution and marketing of branded consumer products. Providing segment information for “components” (other than information about directional changes in sales by brand that is already provided in MD&A) does not further this objective as the business activity at the “component” level is the same business activity for the total Consumer Packaged Goods segment.

* * * * * * * *

In summary, the Company continues to strongly believe that, in accordance with Paragraph 10 of SFAS 131, Consumer Packaged Goods and Cederroth are the two operating segments of the Company (1) that engage in activities from which each earns revenues and incurs expenses, (2) whose operating results are reviewed by the CODM to allocate resources to the segments and assess performance of the segments and (3) that have discrete financial information available.

Important factors addressed in this letter that support this position include:

•	the manner in which the Board of Directors assesses performance of the CODM and determines the total compensation package for the CODM,

•	the structure of the Company’s annual bonus program and the long-term SVIP incentive program,

•

the numerous factors cited that demonstrate that the Consumer Packaged Goods segment is operated as a single business including similar products, common manufacturing facilities, common customers, common distribution networks, common sales force, etc.,

•

the earnings for “components” of the Consumer Packaged Goods segment shown in internal financial reports do not represent GAAP earnings as many expenses are allocated to the “components” in a manner that may not be consistent with which “components” the expenses actually relate to,

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June 5, 2008

•

three financial disclosures made for our operating segments in the Form 10-K (identifiable assets, capital expenditures and depreciation and amortization) would not be meaningful to users of our financial statements as we do not prepare balance sheets nor do we track capital expenditures or depreciation and amortization at the “component” level, and

•

the disclosure of segment information for Consumer Packaged Goods as a single, global operating segment is consistent with the objectives of SFAS 131 as Consumer Packaged Goods conducts a single business activity in a global economic environment.

Consumer Packaged Goods and Cederroth are the two operating segments of the Company that the CODM and the Board of Directors review and analyze to manage the operations of the business. There are no “components” below the level of these two operating segments for which financial information and operating results are reviewed by the CODM to make resource allocation decisions to that lower level and to assess performance at that lower level. Thus, the Company only has two operating segments in accordance with paragraph 10 of SFAS 131.

In connection with this response, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3105 or Paul Hoelscher, Vice President and Corporate Controller, at (708) 450-3128.

Sincerely,

/s/ Ralph J. Nicoletti
Ralph J. Nicoletti Senior Vice President and Chief Financial Officer

cc:	V. James Marino
Paul W. Hoelscher